SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Amendment No. 1

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bright Green Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

10920G100

(CUSIP Number)

May 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10920G100	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
E. Mailloux Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		13,700,000 (1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		13,700,000 (1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,200,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.87% (1)(2)
12	TYPE OF REPORTING PERSON*
CO

(1) Includes 21,200,000 shares of Bright Green Corporation's (the Issuer) common stock, par value $0.0001, of which E. Mailloux Enterprises, Inc. is the beneficial owner. Ernest Mailloux and Cheryl Mailloux are husband and wife and Ernest Mailloux owns and is President of E. Mailloux Enterprises, Inc. Of the 21,200,000 shares of the Issuer's common stock, 13,700,000 shares of common stock are held by E. Mailloux Enterprises, Inc. and 7,500,000 shares of common stock are held by Cheryl Mailloux.  Ernest Mailloux may be deemed to have voting and dispositive power with respect to the shares of common stock held by E. Mailloux Enterprises, Inc. and over the shares of common stock held by Cheryl Mailloux.

(2) Based upon 178,608,020 shares of common stock of the Issuer outstanding as of June 2, 2023, as disclosed in the Issuer's Form S-3 filed with the U.S. Securities and Exchange Commission on June 5, 2023.

CUSIP No. 10920G100	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Ernest Mailloux
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		13,700,000 (1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		13,700,000 (1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,200,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.87% (1)(2)
12	TYPE OF REPORTING PERSON*
IN

(1) Includes 21,200,000 shares of Bright Green Corporation's (the Issuer) common stock, par value $0.0001, of which E. Mailloux Enterprises, Inc. is the beneficial owner. Ernest Mailloux and Cheryl Mailloux are husband and wife and Ernest Mailloux owns and is President of E. Mailloux Enterprises, Inc. Of the 21,200,000 shares of the Issuer's common stock, 13,700,000 shares of common stock are held by E. Mailloux Enterprises, Inc. and 7,500,000 shares of common stock are held by Cheryl Mailloux.  Ernest Mailloux may be deemed to have voting and dispositive power with respect to the shares of common stock held by E. Mailloux Enterprises, Inc. and over the shares of common stock held by Cheryl Mailloux.

(2) Based upon 178,608,020 shares of common stock of the Issuer outstanding as of June 2, 2023, as disclosed in the Issuer's Form S-3 filed with the U.S. Securities and Exchange Commission on June 5, 2023.

CUSIP No. 10920G100	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Cheryl Mailloux
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		7,500,000 (1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		7,500,000 (1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,200,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.87% (1)(2)
12	TYPE OF REPORTING PERSON*
IN

(1) Includes 21,200,000 shares of Bright Green Corporation's (the Issuer) common stock, par value $0.0001, of which E. Mailloux Enterprises, Inc. is the beneficial owner. Ernest Mailloux and Cheryl Mailloux are husband and wife and Ernest Mailloux owns and is President of E. Mailloux Enterprises, Inc. Of the 21,200,000 shares of the Issuer's common stock, 13,700,000 shares of common stock are held by E. Mailloux Enterprises, Inc. and 7,500,000 shares of common stock are held by Cheryl Mailloux.  Ernest Mailloux may be deemed to have voting and dispositive power with respect to the shares of common stock held by E. Mailloux Enterprises, Inc. and over the shares of common stock held by Cheryl Mailloux.

(2) Based upon 178,608,020 shares of common stock of the Issuer outstanding as of June 2, 2023, as disclosed in the Issuer's Form S-3 filed with the U.S. Securities and Exchange Commission on June 5, 2023.

CUSIP No. 10920G100	13G/A	Page 5 of 9 Pages

Item 1 (a).    Name of Issuer:

Bright Green Corporation

Item 1 (b). Address of Issuer's Principal Executive Offices:

401 East Las Olas Blvd.

Suite 1400

Ft. Lauderdale, FL 33301

United States

Item 2 (a).  Name of Person Filing:

This Schedule 13G is being filed jointly by E. Mailloux Enterprises, Inc., Ernest Mailloux, and Cheryl Mailloux, who have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

E. Mailloux Enterprises, Inc., is a corporation formed under the laws of Ontario, Canada with a principal place of business at 3129 Marentette Ave., Unit 2, Windsor, Ontario, Canada N8X 4G1.

Ernest Mailloux is the President of E. Mailloux Enterprises, Inc., having his principal place of business at 3129 Marentette Ave., Unit 2, Windsor, Ontario, Canada N8X 4G1.

Cheryl Mailloux is the wife of Ernest Mailloux.

Ernest Mailloux may be deemed to have voting and dispositive power with respect to the shares of common stock held by E. Mailloux Enterprises, Inc. and over shares of common stock held by Cheryl Mailloux.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

3129 Marentette Ave., Unit 2, Windsor, Ontario, Canada N8X 4G1.

Item 2 (c).  Citizenship:

E. Mailloux Enterprises, Inc. is an Ontario, Canada corporation.

Ernest Mailloux is a Canadian citizen.

Cheryl Mailloux is a Canadian citizen.

Item 2 (d). Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2 (e).  CUSIP Number:

10920G100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

CUSIP No. 10920G100	13G/A	Page 6 of 9 Pages

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g) ☐ Parent holding company or control person, in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

E. Mailloux Enterprises, Inc.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a) Amount beneficially owned: 21,200,000 (1)

(b) Percent of class: 11.87% (1)(2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 13,700,000 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 13,700,000 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

Ernest Mailloux

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a) Amount beneficially owned: 21,200,000 (1)

(b) Percent of class: 11.87% (1)(2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 13,700,000 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 13,700,000 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No. 10920G100	13G/A	Page 7 of 9 Pages

Cheryl Mailloux

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a) Amount beneficially owned: 21, 200,000 (1)

(b) Percent of class: 11.87% (1)(2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 7,500,000 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 7,500,000 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

(1) Includes 21,200,000 shares of Bright Green Corporation's (the Issuer) common stock, par value $0.0001, of which E. Mailloux Enterprises, Inc. is the beneficial owner. Ernest Mailloux and Cheryl Mailloux are husband and wife and Ernest Mailloux owns and is President of E. Mailloux Enterprises, Inc. Of the 21,200,000 shares of the Issuer's common stock, 13,700,000 shares of common stock are held by E. Mailloux Enterprises, Inc. and 7,500,000 shares of common stock are held by Cheryl Mailloux.  Ernest Mailloux may be deemed to have voting and dispositive power with respect to the shares of common stock held by E. Mailloux Enterprises, Inc. and over the shares of common stock held by Cheryl Mailloux.

(2) Based upon 178,608,020 shares of common stock of the Issuer outstanding as of June 2, 2023, as disclosed in the Issuer's Form S-3 filed with the U.S. Securities and Exchange Commission on June 5, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10.  Certification. By signing below, the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 10920G100	13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 12, 2023

E. MAILLOUX ENTERPRISES, INC.

By:	/s/ Ernest Mailloux
Ernest Mailloux
President

ERNEST MAILLOUX

By:	/s/ Ernest Mailloux
Ernest Mailloux

CHERYL MAILLOUX

By:	/s/ Cheryl Mailloux
Cheryl Mailloux

CUSIP No. 10920G100	13G/A	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)